DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

06018267

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

RECEIVED
2006 NOV -8 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 6, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Subsequent Declaration of Interest by UBS AG (26 October 2006) (**Exhibit 1**)

Press release dated 6 November 2006 – New Vice President Product Marketing Strengthens Option's Executive Management Team (**Exhibit 2**)

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

Enclosures

cc: Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)
Jenny E. Mercado, Esq. (via e-mail)

brownrudnick.com

RECEIVED
2006 NOV -8 A 9:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 1

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option NV...

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account ~~/ in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]~~

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	UBS AG..
registered office	Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland
phone number	++41 44 236 54 95..
fax number	++41 44 236 36 76..
name and capacity of the signatory of the declaration	Rolf Kissling, Executive Director René Frenn, Associate Director

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.

[2] Cross out what is not appropriate.

[3] I.e. where a third party holds rights for the account of another person.

[4] Each time a person who is subject to declaration entrusts this task to another person.

[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Subsequent declaration of interest

Table I : general information

Name of the company concerned	Option NV
Rights held by / ~~for the account of~~[1] (cross out what is not appropriate)	UBS AG, London Branch & UBS Securities LLC
Related to	UBS AG Zurich: Bahnhofstr. 45, P.O. Box, CH-8098 Zurich Basel: Aeschenvorstadt 1, P.O. Box, CH-4051 Basel
Acting in concert with	
Date of completion of the situation giving rise to the declaration	25.10.2006
Sources relating to the denominator	Euronext Stock Exchange/Option NV Homepage: 41'249'296

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities: • representing the capital • not representing the capital	2'189'532	5.31	- 131'020	2'058'512	4.99
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	n/a		n/a	n/a	
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)	n/a		n/a	n/a	
Total	2'189'532	5.31	- 131'020	2'058'512	4.99
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					
(Type + waiting/exercise period)					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	41'249'296
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	n/a
Total	41'249'296

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights attaching to securities** • representing capital • not representing capital		
2. **Future voting rights, potential or not, resulting from** • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 26.10.2006.................................. in.........Zurich...................................

(Rolf Kissling) (René Frenn)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 2

OPTION
WIRELESS TECHNOLOGY

NEW VICE PRESIDENT PRODUCT MARKETING STRENGTHENS OPTION'S EXECUTIVE MANAGEMENT TEAM

LEUVEN, Belgium - November 6, 2006 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that Norbert Metzner, most recently Vice President Terminal Management at T-Mobile International - Bonn (Germany), has joined Option as its Vice President Product Marketing. Norbert Metzner reports directly to Option's CEO, Jan Callewaert.

Norbert Metzner, Dipl.-Ing. in Telecommunications, was primarily responsible for product management and the product concepts of mobile devices within the product portfolios of T-Mobile International. Previously, as Head of Terminals at Vodafone Holding - Düsseldorf (Germany), he was responsible for the definition and the successful roll-out of the business model for Vodafone *live!* terminals. He can also draw on consumer device, mobile phone and mobile networking experience from a variety of roles during a ten-year career at Siemens - Munich (Germany). He was educated within Germany's University of the Federal Forces and Air Force Academy.

In his new role of Vice President Product Marketing at Option, Norbert Metzner will contribute his considerable experience of operators' device requirements to identify the most attractive customer segments, define the products to be offered, their attributes and channels of distribution. He will also ensure the entire company remains focused on delivering products that establish the benchmark within the industry for combining innovation, customer benefits and ease-of-use.

Welcoming his new colleague, Jan Callewaert, CEO said: "As Option delivers an ever wider portfolio of products to an increasing number of markets across Europe, Asia and the Americas, Norbert brings invaluable expertise and experience combined with international perspectives that will further strengthen the Executive Management Team as it exploits the burgeoning opportunities offered by wireless broadband."

About Option

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden) and an ISO 9002 production engineering and logistics facility in Cork, Ireland and sales & support offices in the US, Japan and Taiwan.

For more information please contact

Jan Callewaert, CEO or Frederic Convent, CFO
Tel + 32 (0) 16 317 411, E-mail: investor@option.com